UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 17, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

eMagin Corporation

File No. 333-144865 - CF#22910

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eMagin Corporation submitted an application under Rule 406 requesting confidential treatment for information it excluded from an exhibit to a Form S-1 registration statement filed on July 25, 2007, as amended.

Based on representations by eMagin Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.61   through November 20, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Russell Mancuso
Branch Chief